UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TECHWELL, INC.

(Name of Subject Company (Issuer))

NAVAJO MERGER SUB, INC.

(Offeror)

an indirect, wholly-owned subsidiary of

INTERSIL CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87874D 10 1

(CUSIP Number of Class of Securities)

Thomas C. Tokos, Esq.

Intersil Corporation

1001 Murphy Ranch Road, Suite 1

Milpitas, California 95035

(408) 432-8888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,721,512.00	$33,491.14

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $18.50 cash per share based on an aggregate of (i) 22,133,012 Shares outstanding, (ii) 1,940,185 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company’s stock plans, and (iii) a total of 1,317,155 Shares issuable upon the exercise of outstanding options, in each case as provided by Techwell as of February 28, 2010, the most recent practicable date.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$33,491.14	Filing Party:	Intersil Corporation and Navajo Merger Sub, Inc.
Form of Registration No.:	TO-T	Date Filed:	March 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 7, 2010 and that certain Amendment No. 2 filed on April 12, 2010, collectively constitute the “Schedule TO”) that was originally filed on March 30, 2010 by (i) Navajo Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), and (ii) Intersil. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase for cash all of the outstanding shares of Common Stock, $0.001 par value (the “Techwell Common Stock”) of Techwell, Inc., a Delaware corporation ( “Techwell”) and the associated preferred stock purchase rights (the “Techwell Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A. (which Techwell Rights, together with the shares of the Techwell Common Stock are herein referred to as the “Shares”) at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser and Intersil. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase as follows:

The following paragraph is added following the first full paragraph under the caption “Certain Legal Matters” on page 44:

“On April 19, 2010, Intersil and the Purchaser, along with Techwell, entered into a memorandum of understanding with plaintiffs and the other defendants to settle the class action lawsuit, Mike Tamashiro v. Techwell, Inc., et al. Under the terms of the memorandum of understanding, Intersil, the Purchaser, Techwell, the other named defendants and the plaintiffs have agreed to settle the lawsuit, subject to court approval. As part of the settlement, the defendants deny all allegations of wrongdoing and deny that the previous disclosures were inadequate, but Techwell agreed to make available certain additional information to its stockholders. The stipulation of settlement will be subject to customary conditions, including court approval following notice to members of the proposed settlement class. If finally approved by the court, the settlement will resolve all of the claims that were or could have been brought on behalf of the proposed settlement class in the action being settled, including all claims relating to the Offer, the Merger, the Merger Agreement, and any actions or inactions of the defendants in connection therewith.

In connection with the settlement, and subject to approval by the court, Techwell or its insurer will pay to plaintiffs’ counsel for their fees and expenses an amount not to exceed $300,000. This payment will not affect the amount of consideration to be paid to stockholders of Techwell in connection with the Offer and the subsequent Merger. Furthermore, any payment is also conditioned on the Offer being consummated, so Techwell’s stockholders will not indirectly bear such payment.

Under the terms of the Merger Agreement, the settlement is subject to the approval of Intersil, which Intersil has given. Techwell and the other defendants maintain that the lawsuit is completely without merit. Nevertheless, in order to avoid costly litigation and eliminate the risk of any delay to the closing of the Offer and subsequent Merger, and because the only effect of the settlement on the stockholders is to provide additional disclosure, the defendants have agreed to the settlement contemplated in the memorandum of understanding.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

INTERSIL CORPORATION

	By:	/S/ THOMAS C. TOKOS
	Name:	Thomas C. Tokos
	Title	Sr. Vice President, General Counsel and Secretary

NAVAJO MERGER SUB, INC.

	By:	/S/ THOMAS C. TOKOS
	Name:	Thomas C. Tokos
	Title	Secretary

Date: April 20, 2010